UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 27, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                           No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 27 July 2020 entitled ‘NOTICE OF BOARD CHANGE AND WITHDRAWAL OF AGM RESOLUTION’.

RNS Number: 1997U

Vodafone Group Plc

27 July 2020

27 July 2020

Vodafone Group Plc (“the Company”)

Notice of Board Change and Withdrawal of AGM Resolution

The Company announces that it has received notice from David Thodey, Non-Executive Director of the Company, of his resignation from the Board. Accordingly, he will not seek re-election at tomorrow’s Annual General Meeting.

David has decided to step down from the Board in view of the fact that his other commitments could be regarded as affecting his ability to make a full contribution to the Board.

The Company has no immediate plans to make any further Board appointments at this stage, as it considers the composition of the Board will remain appropriate in terms of its size, independence, and diversity.

Vodafone Group Chairman Gerard Kleisterlee said:

“On behalf of the Board, senior executive management, and all Vodafone Group Plc colleagues, we accept David’s resignation with regret but understand his decision. I would like to thank David for his valuable contributions to the Board over the last year.”

As the Company’s AGM Notice has already been issued, the Company confirms that the resolution to reappoint Mr. Thodey as a non-executive director of the Company (resolution number 13) is now withdrawn. The withdrawal of resolution number 13 does not otherwise affect the validity of the Notice of Meeting, the proxy form or any proxy votes already submitted on other proposed resolutions. The numbering of all other proposed resolutions at the AGM will remain unchanged.

This announcement is made in compliance with the Company’s obligations under the Listing Rules, specifically Rule 9.6.11.

- ends -

Further information

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 27, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary